

January 24, 2018

Shane Daly
Vice President and Associate General Counsel
AXA Equitable Life Insurance Company
1290 Avenue of the Americas
New York, NY 10104

      Re: AXA Equitable Life Insurance Company
           Registration Statement on Form S-3
           Filed December 28, 2017
           File No. 333-222322

Dear Mr. Daly:

We have limited our review of your registration statement to those issues we have addressed in our comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

Registration Statement on Form S-3

Registration Statement Cover Page

1.   We note that you filed the registration statement to carry forward the total dollar amount of unsold securities registered pursuant to the currently effective registration statement (File No. 333-222223). Please revise to register a good faith estimate of the maximum amount of securities that you intend to offer and sell pursuant to this registration statement. In this regard, please note that under the Securities Act of 1933 you may not register additional shares by post-effective amendment and a registrant is limited to the maximum aggregate offering amount registered at time of effectiveness as opposed to an indefinite amount as allowed in Section 24(f) of the Investment Company Act of 1940.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Chris Edwards at (202) 551-6761 or Mary Beth Breslin at (202) 551-3625 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance